U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   PRYOR, JOHN P.
   42 AUDUBON LANE
   CARLISLE, MA  01741
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   BGS SYSTEMS, INC.
   BGSS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/26/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   V.P., MARKETING & SALES

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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OPTIONS (RIGHT TO BUY)|$19.375 |3/26/|J (1| |4,000      |D  |(1)  |(1)  |COMMON STOCK|4,000  |(1)    |-0-         |D  |            |
                      |        |98   |)   | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1) This option was assumed by BMC Software, Inc. in a merger of the Issuer into BMC and represents an option to purchase the number of shares of BMC Common Stock determined by multiplying the number of shares of the
Issuer's common stock in Column 7 by 0.566 at an exercise price per share of BMC Common Stock determined by dividing the exercise price per share in Column 2 by 0.566.  The exercisability, expiration date and all other terms
and conditions of the option remain
unchanged.
SIGNATURE OF REPORTING PERSON
/S/ JOHN P. PRYOR
DATE
4/8/98